Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company:  Millennium Chemicals Inc.
                                                     Commission File No. 1-12091

Date:      April 13, 2004

This filing contains the text of a memorandum sent to all employees of Millennium on April 13, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

                                                          INTEGRATION TEAM NOTES

[Millennium Chemicals logo]


TO:    All Employees                                 DATE:      April 13, 2004

FROM:  Millennium Core Integration Team:             LOCATION:  Hunt Valley, MD
       Marie Dreher, Myra Perkinson, Gus Williamson


SUBJECT:
                 MILLENNIUM/LYONDELL INTEGRATION ACTIVITIES


It's been two weeks since we announced the definitive agreement for a business combination with Lyondell. As core members of the newly established joint Lyondell-Millennium Integration Team, we would like to provide you with the first of a series of regular updates about the status of the integration effort.

Q:   WHO IS ON THE INTEGRATION TEAM?

A: A Core Integration Team has been named, consisting of the following individuals:

     MILLENNIUM

     o    Marie Dreher, Senior Vice President, Strategy and Development

     o    Myra Perkinson, Senior Vice President, HR

     o    Gus Williamson, Director, Strategic Planning and Initiatives

     LYONDELL

     o    Bart de Jong, Vice President, Corporate Development

     o    Steve Williams, Associate General Counsel

     o    Liz Brown, Senior Manager, HR

     o    Bob Salvin, Manager, Portfolio Planning

The Core Integration Team held its first meeting last week in Baltimore, and will be coordinating the overall effort to integrate Millennium businesses into Lyondell. Integration sub-teams also have been established, which will develop recommendations and implementation plans for major functional groups. The members of the full Integration Team are as follows (names of Lyondell employees appear in italics):

              ----------------------------                       ----------------------------
                  Lyondell Core Team                                  Millennium Core Team
                 Bart de Jong, Manager      /________________\      Marie Dreher, Manager
                      Bob Salvin            \                /           Gus Williamson
                    Steve Williams                                      Myra Perkinson
                       Liz Brown
              ----------------------------                       -----------------------------
                                  |                                        |
                                  |________________________________________|
                                                    |
                                                    |
----------------------------------------------------------------------------------------------
INTEGRATION TEAMS/LEADS

---------------      ---------------     ---------------      ---------------  ---------------
   TiO2                Acetyls             Flavors &             Legal             HR
Commercial                                 Fragrance
                     Debbie Kryak                                                Liz Brown
Bart de Jong         John Gilbert/       Gerry Navaretta      Steve Williams    Steve Brown/
Gus Williamson       David Stephens                            Stu Breslow      Teresa Kwayi
---------------      ---------------     ---------------      ---------------  ---------------

---------------      ---------------     ---------------      ---------------  ---------------
  Finance                Tax              Manufacturing            IT           Supply Chain

 Laura Fulton                                                                   Dave Prilutski
Wendy Johnson/        Steve Wessels         Mike Brown         David Chapman       Kathy
 Rob Williams         Corey Siegel         Brian Goedke        Mike Whitehead   VanLandingham
---------------      ---------------     ---------------      ---------------  ---------------

---------------      ---------------     ---------------      ---------------  ---------------
    HSE                  R & D            Communications        Consultant        Consultant
                                                                 Asian Ops       European Ops
Karen Swindler        Rick Fontenot         Susan Moore
 John Day              Bob Daniels          Amy Drusano         Charile Yang      John Beard
---------------      ---------------     ---------------      ---------------  ---------------

----------------------------------------------------------------------------------------------


Q:   WHAT DO WE KNOW ABOUT HOW THE COMBINATION WILL WORK?

A: Already, several basic principles have been established for the integration:

     o Millennium's acetyls business will be fully integrated into Lyondell and Equistar, both commercially and operationally;

     o The Flavors & Fragrances business will be kept separate, as we will continue to evaluate options for the business;

     o TiO2 will be operated as a separate business with Baltimore headquarters, using local support staff to maintain its self-sufficiency; and,

     o Staff functions will be managed from Houston, maintaining a Baltimore presence where appropriate.

Q:   WHAT IS THE INTEGRATION TEAM RESPONSIBLE FOR?

A: Over the next several months, the key deliverables for the Integration Team will be to:

     o Review both companies business processes to more fully understand the best ways for Millennium's businesses and functions to be a part of the Lyondell enterprise;

     o    Recommend organizational design for the business integration;

     o Develop a transition/integration plan with specific actions, timetable and responsible party; and,

     o Identify any areas for short- or long-term synergy, whether staffing, outside services, work process improvements or other redundant costs.

     In addition, the Team will ensure ongoing communications and updates are provided to both Lyondell and Millennium employees, in compliance with the established legal and regulatory boundaries and guided by the terms of the agreement between the two companies.

Q:   CAN I START TALKING WITH MY COUNTERPART AT LYONDELL?

A: No. For the time being, all communications and interactions between the two companies are to be handled through and by the Integration Team members only, so please resist the temptation to make contacts at Lyondell. Until the transaction closes some time in the third quarter, we are required by law to avoid acting in any way like a single entity - Lyondell and Millennium are still two separate companies, and we need to keep our focus on running Millennium's businesses safely and effectively. The Integration Team will ensure ongoing communication and updates are provided to both Lyondell and Millennium employees, in compliance with the established legal and regulatory boundaries and guided by the terms of the agreement between the two companies.

Q: WHAT SHOULD I BE DOING RIGHT NOW IN RELATION TO THE TRANSACTION AND INTEGRATION?

A: Continue to focus on our businesses - working safely, producing products, selling to and serving customers, purchasing supplies and raw materials, paying bills, etc. accurately and professionally. No staffing action related to the business combination will take place at either company until the transaction closes, which we expect to occur some time in the third quarter.

Q:   WHAT IF I HAVE OTHER QUESTIONS?

A: First, talk with your supervisor and let them know of your questions or concerns. Leaders have received basic information about the transaction, and are available to respond to your questions. Leadership is committed to sharing information with you about the transaction.

     In addition, we have established a number of other mechanisms to facilitate communication throughout the Company including a special email box for integration-related questions, "Ask Millennium".

On a regular basis, we will be providing answers to the most commonly asked questions in the form of Q&A's for Leaders and regular communications to all employees

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company ("Lyondell") and Millennium Chemicals Inc. ("Millennium"), including financial and operating results, the parties' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell's and Millennium's respective managements and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell's and Millennium's respective shareholders, amendments to Lyondell's and Millennium's respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties' ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell's results to differ materially from those described in the forward-looking statements can be found in Lyondell's Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission (the "SEC") on March 12, 2004. Additional factors that could cause Millennium's results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium's Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004 (the "Millennium 10-K").

Lyondell and Millennium will file a joint proxy statement/prospectus with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THAT DOCUMENT, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell's Investor Relations department at (713) 309-4590 and may be obtained free from Millennium by calling Millennium's Investor Relations department at
(410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium's directors and its executive officers is available in the Millennium 10-K.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.